July 18, 2012

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock US Real Estate Securities Strategy Fund

of BlackRock FundsSM

Post-Effective Amendment No. 225 to

Registration Statement on Form N-1A

(File Nos. 33-26305 and 811-05742)

Ladies and Gentlemen:

On behalf of BlackRock FundsSM (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 225 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement contains Prospectuses for shares of a new series of the Trust, BlackRock US Real Estate Securities Strategy Fund (the “Fund”), as well as a Statement of Additional Information relating to the Fund.

In Investment Company Act Release No. 13768 (February 15, 1991) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

In that regard, reference is made to each of Post-Effective Amendment No. 212 to the Registration Statement on Form N-1A of the Trust on behalf of BlackRock Managed Volatility Portfolio, which was filed on March 9, 2012 (the “Managed Volatility Prior Filing”), and Post-Effective Amendment No. 172 to the Registration Statement on Form N-1A of the Trust on behalf of BlackRock Emerging Markets Long/Short Equity Fund, which was filed on June 2,

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2011 (the “Emerging Markets Prior Filing”). While the Fund’s Prospectuses and Part I of the Fund’s Statement of Additional Information are filed on a stand-alone basis, the disclosure therein is substantively identical to the Managed Volatility Prior Filing with respect to the following matters:

Prospectuses:

•	Account Information

•	Management of the Fund

•	General Information

•	For More Information

Statement of Additional Information—Part I:

•	Information on Trustees and Officers

•	Management, Advisory and Other Service Arrangements

•	Information on Sales Charges and Distribution Related Expenses

•	Computation of Offering Price Per Share

•	Portfolio Transactions and Brokerage

•	Additional Information

Part II of the Fund’s Statement of Additional Information is substantially identical to that contained in the Emerging Markets Prior Filing.

We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

Please direct any communications relating to this filing to John A. MacKinnon at (212) 839-5534 or Jesse C. Kean at
(212) 839-8615.

Very truly yours,

/s/ Jesse C. Kean

Jesse C. Kean

Enclosures

cc: Benjamin Archibald

  Gregory Daddario

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